Clifton Star Reschedules Its Annual and Special Shareholders Meeting

Press Release

Source: Clifton Star Resources Inc.

On 8:00 am EST, Monday December 14, 2009

VANCOUVER, BRITISH COLUMBIA

Clifton Star Resources, Inc. (TSX-V: CFO)(Frankfurt: C3T)

The Board of Directors has announced that it is rescheduling the Annual General and Special Shareholders meeting from December 14, 2009 to December 30 2009 at 10am PST, Seventh Floor 595 Burrard St., Vancouver, B.C., V7X 1S8.

The Board recently became aware of a covert dissident proxy campaign mounted by its largest shareholder, Mineralfields Fund Management Inc., aimed at replacing three of the Company's five Board nominees with three of their own nominees, without any prior notification to, or discussion with, Company management and without any prior notification to shareholders or the market generally.

Postponement of the Meeting was in the Company's best interests, in order to avoid the disenfranchisement of its shareholders, and to ensure that all shareholders are given an equal opportunity to make an informed decision on the election of the Board.

The November 2, 2009 record date for voting at the Meeting remains unchanged, however, the deadline for the delivery of completed forms of proxy will be up to the time of the Meeting, on December 30, 2009.

The company announced on Dec. 11, 2009, a Joint Venture on its Duparquet Project with Osisko Mining Corporation in which Osisko will earn 50% joint interest in the Joint Venture by investing $70million over a four year period.

On behalf of the Board,

Harry Miller, President

This news release may contain forward-looking statements which address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from these currently anticipated in such statements.

Neither the TSX-Venture Exchange nor its Regulatory Service Provider (as the term is defined in the in the policies of the TSX-Venture Exchange) accepts responsibility for the accuracy or adequacy of this release.

Contact:

Clifton Star Resources, Inc.

Harry Miller

President

425-453-0355

Website: www.cliftonstarresources.com